UNITED STATES                                                                                OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549                                                             |--------------------------------------------|
                                                                                                                                |
        FORM 12b-25                                                                |OMB Number:                        3235-0058|
          |Expires:                                                                                                June 30, 1991|
                                                                                   |Average estimated burden                    |
                                                                                   |hours per response......................2.50|
                                                                                   |--------------------------------------------|
     NOTIFICATION OF LATE FILING                                                   |                 SEC FILE NUMBER            |
                                                                                   |--------------------------------------------|
          =                                                                                          CUSIP NUMBER

(Check One):  [x] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ]
 Form 10-Q and Form 10-QSB  [ ] Form N-SAR

  For Period Ended:     December 31, 1999
                        ----------------------
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report  on Form  11-K
  [ ] Transition  Report on Form 10-Q
  [ ] Transition  Report  on Form  N-SAR
  For the  Transition  Period Ended:

-------------------------------------------------------------------------------
 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION


------------------Cuidao Holding Corp.------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


------------------2951 Simms Street---------------------------------------------
Address of Principal Executive Office (Street and Number)


------------------Hollywood, FL 33020-1510--------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]   (a)    The reason described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]   (b)    The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed  on or  before  the  fifteenth  calendar  day  following  the prescribed due date; or the subject  quarterly report of transition report on Form 10-Q or 10-QSB, or portion  thereof will be filed on or before the fifth calendar day following the prescribed due date;
             and
      (c)    The  accountant's  statement  or  other  exhibit  required  by Rule
             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant has limited management and support personnel. Operational demands of the Registrant's business required the limited personnel to focus on the ongoing business and they were not able to complete this filing. The management and support personnel have now turned their attention to the requisite filing, which will be made within 15 days.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


----C.-Michael Fisher--------------  --------757------------  ---496-8633------
(Name)                                                                              (Area Code)  (Telephone Number)

(2)      Have all other periodic  reports  required under Section 13 or 15(d) of the  Securities  Exchange  Act of 1934 or Section 30 of the  Investment
 Company  Act of 1940  during  the  preceding  12  months  (or for  such shorter)  period that the registrant was required to file such reports)
 been filed? If answer is no, identify report(s).
                                                                                      [x] Yes  [ ] No


(3)      Is it anticipated that any significant  change in results of operations from  the  corresponding  period  for  the  last  fiscal  year  will be reflected  by the  earnings  statements  to be  included in the subject report or portion thereof?
                                                                                      [ ] Yes  [x] No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




   -------------------Cuidao Holding Corp.---------------------
      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 31, 2000                                                              By  /s/ C. Michael Fisher
     -----------------------------                                                  --President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative

(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
================================================================================
Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
        Violations (See 18 U.S.C. 1001).
================================================================================

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.